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                                                                  U.S. SECURITIES AND EXCHANGE COMMISSION
             FORM 5
                                                                           Washington, DC  20549
      /_/  Check box if no longer                           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
           subject to Section 16.
           Form 4 or Form 5              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
           obligations may continue.                                        the Public Utility
                                            Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
        SEE Instruction 1(b).
      /_/  Form 3 Holdings Reported
      /_/  Form 4 Transactions
           Reported
      1.  Name and Address of            2. Issuer Name and Ticker or Trading     6. Relationship of Reporting Person to Issuer
          Reporting Person(1)               Symbol                                   (Check all applicable)

                                         CIB Marine Bancshares, Inc. (not           ___ Director          ___ 10% Owner
                                         listed)                                    _X_ Officer (give title below)
                                                                                    ___ Other (specify below)
      Klitzing     Steven         T.                              4. Statement
      -------------------------------    3. IRS Identification       For Month/   Senior Vice President, Chief Financial Officer,
      (Last)       (First)    (Middle)      Number of                Year         Treasurer and Assistant Secretary
                                            Reporting Person,
      1391 Forest View Lane                 if an Entity          December,
      -------------------------------       (Voluntary)           2000
                  (Street)
      Oconomowoc     WI        53066                              5. If           7. Individual or Joint/Group Filing
      ------------------------------                                 Amendment,      (Check applicable line)
      (City)      (State)       (Zip)                                Date of
                                                                     Original       _X_ Form Filed By One Reporting Person
                                                                     (Month/        ___ Filed By More Than One Reporting Person
                                                                     Year)

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                            TABLE I   NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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                                                                                    5.
                                                                                    Amount of
                      2.                                                            Securities Bene-   6.              7.
                      Transaction                  4.                               ficially Owned     Ownership       Nature of
      1.              Date          3.             Securities Acquired (A) or       at End of          Form; Direct    Indirect
      Title of                      Transaction    Disposed of (D)                  Issuer's Fiscal    (D) or          Beneficial
      Security        (Month/Day/   Code                                            Year               Indirect (I)    Ownership
      (Instr. 3)      Year)         (Instr. 8)     (Instr. 3, 4 and 5)              (Instr. 3 and 4)   (Instr. 4)      (Instr. 4)
      ----------      ----------    -----------    ----------------------------     ----------------   ------------    ----------


                                                    Amount    (A) or (D)    Price
                                                    ------    ----------    -----
      Common Stock                                                                        9,750              D

      Common Stock                                                                     8,788.6(1)            I         By ESOP

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   Form 5 (continued)        Table II - Derivative Securities Acquired, Disposed of, or Benefically Owned
                                    (e.g., Puts, Calls, Warrants, Options, Convertible Securities)


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                                                                                                     9.
                                                                                                     Number of 10.
                                                                                                     deriva-   Ownership
                                              5.                                                     tive      Form of   11.
                                              Number of                                              Securi-   Deriva-   Nature
                                              Derivative                                             ties      tive      of
              2.                              Securities                    7.             8.        Benefi-   Security: Indirect
              Conversion            4.        Acquired                      Title and      Price of  cially    Direct    Benefi-
  1.          or          3.        Trans-    (A) or       6.               Amount of      Deriva-   Owned at  (D) or    cial
  Title of    Exercise    Transac-  action    Disposed     Date Exercisable Underlying     tive      End       Indirect  Owner-
  Derivative  Price of    tion Date Code      of (D)       and Expiration   Securities     Security  of Year   (I)       ship
  Security    Derivative  (Month/   (Instr.   (Instr. 3,   Date (Month/     (Instr. 3      (Instr.   (Instr.   (Instr.   (Instr.
  (Instr. 3)  Security    Day/Year) 8)        4 or 5)      Day/Year)        and 4)         5)        4)        4)        4)
  ----------  ----------  --------- -------   -----------  ----------------------------   --------  --------  --------- --------
                                                                                   Amount
                                                                                     or
                                                             Date   Expira-        Number
                                                            Exer-    tion            of
                                               (A)    (D)  cisable   Date   Title  Shares
                                              -----  ----- -------  ------  -----  ------

  Employee        $4.95                                      (2)    6/30/03 Common   9,000         9,000        D
  Stock                                                                     stock
  Option
  (right to
  buy)(2)

  Employee        $8.50                                      (3)    1/1/05 Common   6,000         6,000        D
  Stock                                                                    stock
  Option
  (right to
  buy)(3)

  Employee       $10.87                                      (4)    4/25/06 Common  10,500         10,500       D
  Stock                                                                     stock
  Option
  (right to
  buy)(4)

  Employee       $13.07                                      (5)    2/25/08 Common   12,600        12,600       D
  Stock                                                                     stock
  Option
  (right to
  buy)(5)

  Employee       $16.23                                      (6)    7/29/09 Common   10,650        10,650       D
  Stock                                                                     stock
  Option
  (right to
  buy)(6)







  Employee       $18.40   7/27/00   A         10,369         (7)    7/27/10 Common   10,369        10,369       D
  Stock                                                                     stock
  Option
  (right to
  buy)(7)


  Explanation of Responses:

  (1)      Represents shares allocated to the reporting person at 12/31/00, pursuant to the issuer's ESOP.
  (2)      The employee stock option vests in five equal annual installments which began on June 30, 1994.
  (3)      The employee stock option vests in five equal annual installments which began on January 1, 1996.
  (4)      The employee stock option vests in five equal annual installments which began on April 25, 1997.
  (5)      The employee stock option vests in five equal annual installments which began on February 25, 1999.
  (6)      The employee stock option vests in five equal annual installments which began on July 29, 2000.
  (7)      The employee stock option vests in five equal annual installments beginning on July 27, 2001.
  (8)      All share and price share data has been adjusted to reflect a 150-to-1 stock split effected in July 2000.

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                  /s/ Steven T. Klitzing              January 25, 2001
                  -----------------------------       ----------------
                  Signature of Reporting Person       Date